ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED MARCH 31, 2020 AND

THE PROSPECTUS DATED FEBRUARY 28, 2018)

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-223309

MARCH 31, 2020

AMERIPRISE FINANCIAL, INC.
$500,000,000
3.000% SENIOR NOTES DUE 2025

FINAL TERM SHEET DATED MARCH 31, 2020

Issuer:	Ameriprise Financial, Inc.

Security:	3.000% Senior Notes due 2025

Trade Date:	March 31, 2020

Settlement Date (T+2):	April 2, 2020

Maturity Date:	April 2, 2025

Coupon:	3.000%

Currency:	USD

Size:	$500,000,000

Security Type:	SEC Registered Senior Notes

Day Count Convention:	30/360

Benchmark Treasury:	UST 0.500% due March 31, 2025

Benchmark Treasury Spot and Yield:	100-25; 0.342%

Spread to Benchmark Treasury:	+275 basis points

Yield to Maturity:	3.092%

Price to Public:	99.577% of principal amount

Proceeds (after underwriting discount and before expenses) to Issuer:	$494,885,000 (98.977% of principal amount)

Optional Redemption:
Make Whole Call:

At any time prior to March 2, 2025, in full or in part on one or more occasions, at a discount rate of Treasury plus 45 basis points or, if greater, 100% of the principal amount of notes to be redeemed, as further described in the Preliminary Prospectus Supplement.

Par Call:	On or after March 2, 2025, as further described in the Preliminary Prospectus Supplement.

Interest Payment Dates:	Interest will accrue from April 2, 2020 and will be payable semi-annually in arrears on April 2 and October 2 of each year, commencing October 2, 2020.

Record Dates:	March 16 and September 16.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	03076C AK2 / US03076CAK27

Expected Ratings (Moody’s/S&P)* (Outlook):	A3 (stable) / A (negative)

Joint Book-Running Managers:	BofA Securities, Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC HSBC Securities (USA) Inc.

Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the preliminary prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related preliminary prospectus supplement by calling BofA Securities, Inc toll free at 1-800-294-1322, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

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